February 25, 2011

Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20509

Re:	Bayou City Exploration, Inc.
Form 10-K/A2 for Fiscal year Ended December 31, 2009 (the “2009 10-K”)
Filed January 14, 2011

Dear Mr. Towner;

Set forth below are the responses of Bayou City Exploration Inc. (“we” or the “Company”) to the comments contained in your letter dated February 4, 2011.  For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment.  An amendment to our 2009 10-K reflecting our response is filed herewith.

Comment 1: (Net Oil and Gas Reserves, page 6):

We note your disclosure stating that attaining a reserve report is cost prohibitive;
therefore, you have chosen not to disclose proven oil and gas reserves in your report.  However, we understand from your response letter dated November 16, 2010 that you hired an engineering firm to obtain a reserve report containing estimates for your fiscal year ended December 31, 2009.  Further, we note you have included reserve information under the heading ‘Supplemental Information on Oil & Gas (Unaudited)’ on page F-15 of your amended document, and a statement that “The estimates of proved oil and gas reserves utilized in the preparation of the financial statements were prepared by independent petroleum engineers.”  Please clarify for us these inconsistencies in your disclosure.  If an engineering firm did prepare your reserves, please file the engineering report as an exhibit in an amendment to your annual report.  Note that the report must include the disclosures required by Item 1202(a)(8) of Regulation S-K.

We have amended the 2009 10-K to delete all references stating we are unable to provide reserve information.  In addition, we have filed a copy of the engineering report as Exhibit 99.1.

PHONE: 800-798-3389 · FAX: 270-842-7362 · www.bcexploration.com

Ms. Tracie Towner
February 25, 2011

On a related point, we believe it will also be necessary for you to expand your disclosures to include the information required by Item 1202(a)(6) and (7) of  Regulation S-K.

The amendment to the 2009 10-K filed today reflects the disclosures referenced in this comment.

Comment 2: (Reserve Information, page F-16)

We note your disclosure of a non-operating royalty interest in the Sien well.  Please revise your filing to comply with FASB ASC 932-235-50-4 which requires disclosure of the quantities of reserves relating to royalty interests included in net quantities of proved reserves if the necessary information is available to the entity.  If reserves relating to royalty interests owned are not included because the information is unavailable, that fact and your share of oil and gas produced for those royalty interests shall be disclosed for the year.

The amendment to the 2009 10-K filed today reflects the fact that reserves related to royalty interests are unavailable and therefore not included in the disclosure.  During the fiscal years ended December 2008 and 2009, the Company received royalty payments of $206,673.81 and $940,468.87, respectively, from oil and gas production from the Sein well. The 2009 10-K filed today reflects the royalty payments received from the Sein well.

The Sein well was sold in January 2010 and information related to the sale was disclosed in the 2009 10-K, on page F-15, in the “Subsequent Events” disclosure.

If you have any questions or comments regarding the foregoing, please contact the undersigned.

Very truly yours,

Stephen C. Larkin
Chief Financial Officer
Bayou City Exploration, Inc.